As filed with the Securities and Exchange Commission on February 1, 2013
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PURE BIOSCIENCE, INC.
(Exact name of registrant as specified in its charter)

Delaware	2890	33-0530289
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1725 Gillespie Way
El Cajon, CA 92020
(619) 596-8600
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Michael L. Krall
President and Chief Executive Officer
1725 Gillespie Way
El Cajon, CA 92020
(619) 596-8600
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With Copies to:

Jeffrey C. Thacker
DLA Piper LLP (US)
4365 Executive Drive, Suite 1100
San Diego, CA 92121-2133
Tel. 858-677-1400
Fax: 858-677-1477

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common Stock, $0.01 par value per share	$15,000,000	$2,046
Total	$15,000,000	$2,046
____________________

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2) Includes the offering price of shares that the underwriter has the option to purchase to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 1, 2013
PROSPECUTS

PURE BIOSCIENCE, INC.

                      Shares of Common Stock

We are offering                     shares of our common stock.  Our common stock is traded on the NASDAQ Capital Market under the symbol “PURE”. On January 31, 2013, the last reported sale price of our common stock on the NASDAQ Capital Market was $0.82.

Investing in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should review carefully the risks and uncertainties described under “Risk Factors” on page 6 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriter a         day option to purchase up to            additional shares of common stock from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any.

The underwriter expects to deliver the shares on or about           , 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated                       , 2013

You should rely only on the information contained or incorporated by reference in this prospectus or any related prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in and incorporated by reference in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since such date. Other than as required under the federal securities laws, we undertake no obligation to publicly update or revise such information, whether as a result of new information, future events or any other reason.

Some of the industry and other data contained in or incorporated by reference in this prospectus may be derived from data from various third-party sources. We have not independently verified any of that information and it may not be accurate or complete and may be subject to change based on various factors, including those discussed under the heading “Risk Factors” elsewhere in this prospectus.

For investors outside of the United States, neither we nor the underwriter has done anything that would permit this offering outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision with respect to our securities. You should read the entire prospectus carefully, including the “Risk Factors” section beginning on page 6 of this prospectus, our financial statements and related notes incorporated by reference in this prospectus, and other information contained in and incorporated by reference in this prospectus, before making an investment decision with respect to our securities. Unless the context indicates otherwise, all references to “we”, “us”, “our”, “Pure”, or the “Company” refer to Pure Bioscience, Inc. and its wholly owned subsidiary, ETIH2O Corporation.

Company Overview

We are focused on the discovery, development and commercialization of bioscience products that provide solutions to global health challenges. Our technology platform is based on stabilized ionic silver, and our initial products contain silver dihydrogen citrate, or SDC. SDC is a broad-spectrum, non-toxic antimicrobial. We manufacture and sell SDC-based disinfecting and sanitizing products, which are registered by the Environmental Protection Agency, or EPA, to distributors and end users. We also manufacture and sell various SDC-based formulations to manufacturers for use as a raw material in the production of personal care and other products. We believe our technology platform has potential application in a number of industries, and we have ongoing research and development projects in food processing, agriculture, water treatment, pharmaceuticals, and oil and gas.

Technology Platform

The foundation of our technology platform is a proprietary electrochemical process that allows us to generate ionized silver in the presence of organic acid. This process creates a solution containing stabilized ionic silver that can function as an antimicrobial. Our current products all contain SDC, which is produced by ionizing silver in citric acid. SDC is non-toxic, non-caustic, colorless, odorless and formulates well with other compounds. We believe that SDC is distinguished from other products in the marketplace because of its superior efficacy and toxicity profiles. We have also produced ionic silver-based molecular entities using other organic acids, and we believe these compounds may provide a platform for future product development.

Business Strategy

Our goal is to become a sustainable company by using our proprietary technology platform to deliver leading antimicrobial products to multiple industries.

Key aspects of our corporate strategy include:

•	Expanding sales and distribution for currently marketed products;
•	Increasing use of SDC in third party products and processes;
•	Establishing strategic alliances to maximize the commercial potential of our technology platform;
•	Developing additional proprietary products and applications; and
•	Protecting and enhancing our intellectual property.

In addition to our current products, we seek to leverage our technology platform to develop new products, enter new markets and establish new partnerships that could potentially generate multiple sources of revenue.

Products

We manufacture and sell SDC-based products for end use, products preserved with SDC and SDC as a raw material for manufacturing use. Our current products are as follows:

Product Name	Product Use	EPA Registration
PURE Complete System:
PURE® Hard Surface	Disinfectant and sanitizer	SDC3A
PURE Multi-Purpose Cleaner Concentrate	Cleaner	Not applicable
PURE Floor Cleaner Concentrate	Cleaner	Not applicable
Axen® 30	Disinfectant	Axen30
Axenohl®	Raw material	Axenohl
Silvérion®	Raw material	Not applicable

PURE Complete System
Our PURE Complete System is comprised of PURE® Hard Surface and our two new cleaning products that were launched as companion products to PURE® Hard Surface, PURE Multi-Purpose Cleaner and PURE Floor Cleaner. The PURE Complete System offers a comprehensive, cost-effective and user-friendly product line to end-users, janitorial service providers and the distributors that supply them.

PURE® Hard Surface
PURE® Hard Surface is our patented and EPA-registered hard surface disinfectant and food contact surface sanitizer. We manufacture both consumer and commercial versions of the product. PURE Hard Surface combines high efficacy and low toxicity with 30-second bacterial and viral kill times and 24-hour residual protection. The product completely kills resistant pathogens such as MRSA and Carbapenem-resistant Klebsiella pneumoniae (NDM-1), and effectively eliminates dangerous fungi and viruses including HIV, Hepatitis B, Hepatitis C, Norovirus, Influenza A, Avian Influenza and H1N1. It also eradicates hazardous food pathogens such as E. coli, Salmonella, Campylobacter and Listeria. PURE Hard Surface delivers broad-spectrum efficacy yet remains classified as least-toxic by the EPA. The active ingredient, SDC, has been designated as Generally Recognized as Safe, or GRAS, for use on food processing equipment, machinery and utensils.

PURE Multi-Purpose and Floor Cleaner Concentrates
Our recently launched cleaning products, PURE Floor Cleaner and PURE Multi-Purpose Cleaner, are environmentally responsible cleaning products that are protected by SDC, a natural, non-toxic antimicrobial. SDC ensures the quality and safety of PURE Floor Cleaner and PURE Multi-Purpose Cleaner without human or environmental exposure to toxic chemical preservatives. PURE Floor Cleaner and PURE Multi-Purpose Cleaner are non-toxic and non-flammable and contain no EDTA, phosphates, ammonia or bleach as well as no VOCs or NPEs. PURE Floor Cleaner and PURE Multi-Purpose Cleaner provide professional strength cleaning in a concentrate formula that yields a 1:128 use dilution that is safe for use on all resilient surfaces.

Axen® 30
Axen®30 is our patented and EPA-registered hard surface disinfectant and is a predecessor product to PURE® Hard Surface. Axen30 is sold by distributors under the private label brands SpectraSan24, PureGreen24, Critical Care, Mother Nature’s Choice and Ag+ainst24. In prior years, we sold this product to other distributors that resold Axen30 under a variety of other private label brands.

Axenohl®
Axenohl® is our patented and EPA-registered antimicrobial formulation for use as a raw material in the manufacturing of EPA-registered products. Axenohl is a colorless, odorless and stable solution that provides fast acting efficacy against bacteria, viruses and fungi when manufactured into consumer and commercial disinfecting and sanitizing products.

Silvérion®
Silvérion® is our patented antimicrobial formulation for use as a raw material in the manufacturing of personal care products. It can be used as either an active ingredient or a preservative. Silvérion is a colorless, odorless and stable solution that provides ionic silver in a water-soluble form. It provides fast acting efficacy at low concentrations against a broad-spectrum of bacteria, viruses, yeast and molds.

We own the registered trademarks or pending trademark applications for PURE Bioscience®, Powered by SDC Ag+®, Staph Attack®, Staphacide®, Axenohl®, Axen®, Silvérion®, Kinderguard®, Cruise Control®, Nutripure™, Elderguard®, and Critterguard®, among others. In addition, we have applications for other trademarks, tradenames and service marks pending in countries outside of the United States. All other trademarks, tradenames and service marks included in this prospectus, or any related prospectus supplement or free writing prospectus, are the property of their respective owners.

We are an early stage company and have encountered, and likely will continue to encounter, risks and difficulties in introducing or establishing our products in rapidly evolving and highly competitive and regulated markets. Our current SDC-based products, and, we believe, SDC-based products that may be developed in the future, require or will require approval by government agencies prior to marketing or sale in the U.S. or in foreign markets. Complying with applicable government regulations and obtaining necessary approvals has historically been, and we expect to continue to be, time consuming and expensive, due in part, we believe, to the novel nature of our technology. While our goal is to become a sustainable company by using our proprietary technology platform to deliver leading antimicrobial products to multiple industries, our history of losses and inability in past periods to generate sufficient cash from our operations leads us to believe that market acceptance of our novel technology may be a long-term achievement and it is possible that we will never become profitable.

We were originally incorporated in the state of California on August 24, 1992 under the name “Innovative Medical Services”. We changed our name to Pure Bioscience on October 6, 2003. On March 24, 2011 we changed our state of incorporation from California to Delaware and changed our name from Pure Bioscience to Pure Bioscience, Inc. We have one wholly owned subsidiary, ETIH2O Corporation, a Nevada corporation. ETIH2O Corporation currently has no business operations and no material assets or liabilities and there have been no significant transactions related to ETIH2O Corporation.  Our principal executive offices are located at 1725 Gillespie Way, El Cajon, California, 92020. Our telephone number is (619) 596-8600. Our website is located at www.purebio.com. The information found on, or accessible through, our website is not a part of this prospectus.

Recent Developments

Liquidity

Since our inception, we have financed our operations primarily through public and private offerings of securities, revenue from product sales and license agreements and proceeds from the sale of a division. We have a history of recurring losses, and as of October 31, 2012 we have incurred a cumulative net loss of $64,654,000.

As of October 31, 2012, we had $2,450,000 in cash and cash equivalents, $2,590,000 of current liabilities and $2,094,000 in accounts payable.  We believe we have sufficient cash resources to satisfy our capital needs through March 2013.  However, our estimates of our operating expenses and working capital requirements could be incorrect, and we may use our cash resources faster than we presently anticipate. Further, some or all of our ongoing or planned investments may not be successful and could result in further losses. In addition, irrespective of our cash resources, we may be contractually or legally obligated to make certain investments which cannot be postponed. The uncertainties surrounding our ability to continue to fund our operations raise substantial doubt about our ability to continue as a going concern.

NASDAQ Deficiency

Commencing in September 2011, we have received a series of deficiency letters from the NASDAQ Stock Market, or NASDAQ, and have undergone a lengthy appeal process with a NASDAQ Hearings Panel, or the Panel, relating to the potential delisting of our common stock from the NASDAQ Capital Market for noncompliance with several listing rules and standards. After receiving several letters from the Panel granting our continued listing contingent upon our satisfaction of certain specified conditions, on September 21, 2012, we received a final decision letter notifying us that the NASDAQ Listing Qualifications Staff had concluded that we had satisfied those conditions and regained compliance with all applicable listing requirements, and accordingly had determined to continue the listing of our securities on The NASDAQ Capital Market and to close the matter of our delisting on that date.

On October 1, 2012, we received a new deficiency letter from NASDAQ regarding our noncompliance with NASDAQ’s audit committee membership requirements as a result of the death of our former director and Audit Committee member Gregory Barnhill. Consistent with applicable NASDAQ listing rules, NASDAQ has granted us the following cure period to regain compliance with NASDAQ’s audit committee membership requirements: (i) until the earlier of our next annual meeting of stockholders or September 14, 2013, or (ii) if our next annual meeting of stockholders is held before March 13, 2013, until March 13, 2013. We intend to appoint an independent director who satisfies NASDAQ’s requirements for membership on our Audit Committee as promptly as practicable to rectify this noncompliance.

On December 20, 2012, we  received a new deficiency letter (the “Notification Letter”) from NASDAQ notifying us we no longer met NASDAQ’s requirements for continued listing on the NASDAQ Capital Market under NASDAQ Listing Rule 5550(a)(2) (the “Bid Price Rule”) because the minimum bid price of our common stock has not equaled or exceeded $1.00 at least once over a period of 30 consecutive business days. The Notification Letter does not impact the Company’s listing on the NASDAQ Capital Market at this time and the Company’s common stock will continue to trade on the NASDAQ Capital Market under the symbol “PURE.”

NASDAQ explained in the Notification Letter that we will be afforded 180 calendar days, or until June 18, 2013, to regain compliance with the Bid Price Rule. To regain compliance, the closing bid price of our common stock must meet or exceed $1.00 per share for at least 10 consecutive business days during that 180-day period. If we do not regain compliance by June 18, 2013, then NASDAQ will provide written notification to us that our common stock will be subject to delisting from the NASDAQ Capital Market.

We intend to actively monitor the bid price of our common stock and will consider available options to resolve the deficiency and regain compliance with NASDAQ requirements. We have not yet determined what action or actions we may pursue to regain compliance with NASDAQ’s continued listing requirements, and there can be no assurance that we will be able to regain compliance with NASDAQ’s continued listing requirements.

Reclassification of Certain Debt

On January 25, 2013, we entered into a Letter Agreement with Morrison & Foerster LLP, or Morrison.  Under the terms of the Letter Agreement, we issued a Promissory Note, or the Note, in favor of Morrison in the principal amount of $1,125,000.  In consideration for the Note, Morrison agreed to waive $1,518,540.55 of amounts due and payable to Morrison for legal services rendered.  The Note bears interest at the rate of 7.5% per annum, but the then outstanding balance will accrue interest at the rate of 10% per annum upon the occurrence of an event of default (as defined in the Note).  Beginning March 31, 2013, and on or before the last business day of each calendar month thereafter, we are required to pay all accrued but unpaid interest on the then unpaid amount of outstanding principal.  Beginning on February 28, 2014, we are required to pay equal monthly principal installments of $46,875.  We may prepay the outstanding balance under the Note in full or in part at any time, which prepayment will result in a discount of the then outstanding balance as more fully described in the Note.   The Note will mature on February 28, 2016, unless accelerated pursuant to an event of default (as defined in the Note) or upon the consummation of a change of control (as defined in the Note).  In consideration for Morrison’s acceptance of the Note in lieu of payment for its legal services, we issued Morrison a warrant to purchase 375,000 shares of our common stock at an exercise price of $0.83 per share.

As a result of the Letter Agreement, we will reclassify the amount due and payable to Morrison from a current liability to long-term debt on our balance sheet.

THE OFFERING

Common stock we are offering	shares
Option to purchase additional shares of common stock
We have granted the underwriters a      -day option to purchase up to                    additional shares of common stock at the public offering price less the underwriting discounts and commissions to cover over-allotments, if any.

Offering Price	$ per share.
Common stock outstanding after this offering (excluding any shares subject to the underwriter’s option to purchase additional shares)	shares if we sell all shares being offered in this offering.
Use of Proceeds:
We intend to use the proceeds of this offering for general corporate purposes, which may include, among other things, sales and marketing efforts relating to our products and product candidates. See “Use of Proceeds” on page 21.

Risk Factors:
See “Risk Factors” beginning on page 6 and other information included and incorporated by reference in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

NASDAQ Ticker Symbol:	PURE

The number of shares of our common stock to be outstanding immediately after this offering as shown above assumes that all of the shares offered hereby are sold and is based on 10,986,170 shares of common stock outstanding as of October 31, 2012, and excludes:

•	467,454 shares of our common stock issuable upon exercise of outstanding warrants, with a weighted-average exercise price of $5.82 per share;
•	317,417 shares of our common stock issuable upon exercise of outstanding options, with a weighted-average exercise price of $20.27 per share; and
•	253,397 shares of our common stock available for future grants under our 2007 PURE Bioscience Equity Incentive Plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	that the underwriters do not exercise their option to purchase up to additional shares of our common stock to cover over-allotments, if any; and
•	no options, warrants or shares of common stock were issued after October 31, 2012, and no outstanding options or warrants were exercised after October 31, 2012.

RISK FACTORS

An investment in our securities is speculative and involves a high degree of risk. You should carefully consider the following information about risks and uncertainties that may affect us or our business, together with the other information contained and incorporated by reference in this prospectus, including our consolidated financial statements and the related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended July 31, 2012 and our Quarterly Report on Form 10-Q for the quarter ended October 31, 2012. If any of the following events, described as risks, actually occur, either alone or taken together, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected. In those circumstances, the market price of our common stock could decline, and you may lose all or part of your investment in our securities. You should not invest in our securities if you cannot bear the economic risk of your investment for an indefinite period of time and cannot afford to lose your entire investment.There may be additional risks that we do not presently know of or that we currently believe are immaterial which could also impair our business and financial position.

Risks Related to Our Business and Industry

As a result of our historical lack of financial liquidity, we may not have sufficient working capital to fund our planned operations or be able to continue as a going concern, and, as a result, we will need to raise additional capital in the future in order to continue operating our business and developing new products and technologies, which capital may not be available on acceptable terms or at all.

We have a history of recurring losses, and as of October 31, 2012 we have incurred a cumulative net loss of approximately $64.7 million.

As of October 31, 2012, we had $2,450,000 in cash and cash equivalents, $2,590,000 of current liabilities and $2,094,000 in accounts payable.  During the three months ended October 31, 2012, our cash outflows for operating activities and for investments in patents and fixed assets were $1.3 million.

We believe we have sufficient cash resources to satisfy our capital needs through March 2013.  However, our estimates of our operating expenses and working capital requirements could be incorrect, and we may use our cash resources faster than we presently anticipate. Further, some or all of our ongoing or planned investments may not be successful and could result in further losses. In addition, irrespective of our cash resources, we may be contractually or legally obligated to make certain investments which cannot be postponed.

Our capital requirements will depend on many factors, including, among others:
●	the acceptance of, and demand for, our products;
●	our success and that of our strategic partners in developing and selling products derived from our technology;
●	our continued listing on NASDAQ;
●	the costs of further developing our existing, and developing new, products or technologies;
●	the extent to which we invest in new technology, testing and product development;
●	the timing of vendor payments and the collection of receivables, among other factors affecting our working capital;
●	the exercise of outstanding options or warrants to acquire our common stock;
●	the number and timing of acquisitions and other strategic transactions in which we participate, if any; and
●	the costs associated with the continued operation, and any future growth, of our business.

We expect to rely in the near term on funds raised in this offering, as well as funds raised pursuant to other recent public and private placement offerings of our common stock and other equity (although we have used certain of those funds to repay certain indebtedness as required by the repayment terms thereof).

However, until we can generate a sufficient amount of revenue to finance our cash requirements, which we may never do, we may need to increase our liquidity and capital resources by one or more measures, which may include reducing operating expenses; raising additional financing through the issuance of debt, equity, or convertible securities; reducing the exercise price of outstanding warrants; entering into partnerships, licenses, or other arrangements with third parties, which may include licensing to third parties the right to commercialize products or technologies that we would otherwise commercialize ourselves; or through other means, any one of which could reduce the value to us, perhaps substantially, of our technology and its commercial potential. There is no guarantee that we will be able to obtain capital on terms acceptable to us, or at all.

Insufficient funds would have a material adverse effect on our business and operations and could cause us to fail to execute our business plan, fail to take advantage of future opportunities, or fail to respond to competitive pressures or customer requirements, and further may require us to significantly modify our business model and/or reduce our operations, which could include delaying, scaling back or eliminating some or all of our ongoing and planned investments in corporate infrastructure, research and development projects, regulatory submissions, business development initiatives, and sales and marketing activities, among other investments. Modification of our business model and operations could result in an impairment of assets, the effects of which cannot be determined at this time. Furthermore, if we continue to issue equity or convertible debt securities to raise additional funds, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges that are superior to those of our existing stockholders. If we incur additional debt, it may increase our leverage relative to our earnings or to our equity capitalization.

The above circumstances, along with our history and near term forecast of incurring significant net losses and negative operating cash flows, raise substantial doubt on our ability to continue as a going concern. If we do not consummate this offering or obtain additional capital from other external sources, we may not have sufficient working capital to fund our planned operations or be able to continue as a going concern.

We have a history of losses, and we may not achieve or maintain profitability.

We had a loss of $2.2 million for the three months ended October 31, 2012, and a loss $8.9 million for the year ended July 31, 2012. As of October 31, 2012, we have incurred a cumulative net loss of approximately $64.7 million. Although we expect to continue to have losses in future periods, we are unable to predict the extent of our future losses or when or if we will become profitable, and it is possible we will never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis.

None of our existing agreements contain provisions that guarantee us any minimum revenues. If the penetration into the marketplace of silver dihydrogen citrate, or SDC, and SDC-based products is unsuccessful, revenue growth is slower than anticipated or operating expenses exceed expectations, it may take an unforeseen period of time to achieve or maintain profitability and we may never achieve or maintain profitability. Slower than anticipated revenue growth could force us to reduce research, testing, development and marketing of our technologies, and/or force us to reduce the size and scope of our operations, to sell or license our technologies to third parties, or to cease operations altogether.

The risks associated with our business may be more acute during periods of economic slowdown or recession. In addition to other consequences, these periods may be accompanied by decreased consumer and institutional spending in general, as well as decreased demand for, or additional downward pricing pressure on, our products. Accordingly, any prolonged economic slowdown or a lengthy or severe recession with respect to either the U.S. or the global economy is likely to have a material adverse effect on our results of operations, financial condition and business prospects. As a result, given the current weakness and uncertainties in the U.S. and in certain overseas economies, we expect that our business will continue to be adversely affected for so long as, and to the extent that, such adverse economic conditions and uncertainty exist.

Raising additional funds by issuing securities or through collaboration and licensing arrangements may cause dilution to existing stockholders, restrict our operations or require us to relinquish proprietary rights

We expect that we will need to increase our liquidity and capital resources in our current fiscal year and in future periods. We have a history of raising funds through offerings of our common stock, and we may in the future raise additional funds through public or private equity offerings, debt financings or corporate collaborations and licensing arrangements. To the extent that we raise additional capital by issuing equity securities, our stockholders’ ownership will be diluted. Additionally, any debt financing we obtain may involve covenants that restrict our operations. These restrictive covenants may include, among other things, limitations on borrowing, specific restrictions on the use of our assets, as well as prohibitions on our ability to create liens on our assets, pay dividends on or redeem our capital stock or make investments. In addition, if we raise funds through collaboration and licensing arrangements, it may be necessary to grant licenses on terms that are not favorable to us or relinquish potentially valuable rights to our products or proprietary technologies. We may be required in future collaborations to relinquish all or a portion of our sales and marketing rights with respect to our products or license intellectual property that enable licensees to develop competing products in order to complete any such transaction.

As a result of the reverse stock split that we recently effected, the number of our outstanding shares of common stock was reduced at a ratio of one-for-eight, while the number of our authorized shares of common and preferred stock did not change. Accordingly, our authorized common stock remains 100,000,000 shares. In addition to capital raising activities, other possible business and financial uses for our authorized common stock include, without limitation, future stock splits, acquiring other companies, businesses or products in exchange for shares of common stock, issuing shares of our common stock to partners in connection with strategic alliances, attracting and retaining employees by the issuance of additional securities under our various equity compensation plans, satisfying any debt we may have by issuing equity securities, or other transactions and corporate purposes that our Board of Directors, or Board, deems are in our best interest. Additionally, shares of common stock could be used for anti-takeover purposes or to delay or prevent changes in control or management of the Company. For example, without further stockholder approval, our Board could approve the sale of shares of common stock in a private transaction to purchasers who may oppose a takeover or favor our current Board. We cannot provide assurances that any issuances of common stock will be consummated on favorable terms or at all, that they will enhance stockholder value, or that they will not adversely affect our business or the trading price of our common stock.

Under our Certificate of Incorporation, our Board could also authorize the issuance of up to 5,000,000 shares of preferred stock on terms determined by the Board. If any common or preferred stock is issued, the interests of holders of our common stock could be diluted, and shares of preferred stock could be issued in a financing in which investors purchase preferred stock with rights, preferences and privileges that may be superior to those of the common stock, and the market price of our common stock could decline.

If outstanding options and warrants to purchase shares of our common stock are exercised, the interests of our stockholders could be diluted

As of October 31, 2012, in addition to 10,986,170 shares of common stock issued and outstanding, we had 317,417 shares reserved for issuance under equity compensation plans for vested and unvested stock options. We also had 467,454 shares reserved for issuance on the exercise of outstanding warrants.

We may elect to reduce the exercise price of outstanding warrants as a means of providing additional financing to us. The exercise of options and warrants, and the sale of shares underlying such options or warrants, could have an adverse effect on the market for our common stock, including the price that an investor could obtain for their shares. Investors may experience dilution in the net tangible book value of their investment upon the exercise of options and warrants currently outstanding, as well as options and warrants that may be granted or issued in the future.

Because we are an early stage company, it is difficult to evaluate our prospects and our financial results may fluctuate, which may cause our stock price to fall

Since acquiring the rights to our SDC technology, we have encountered and likely will continue to encounter risks and difficulties associated with introducing or establishing our products in rapidly evolving markets. These risks include the following, among others:

●	we may not increase our sales to our existing customers and/or expand our customer base;
●	we may not succeed in materially penetrating markets and applications for our SDC technology;
●	our new sales and marketing strategy, which is built on our direct control of the sales and marketing of our products, may not be successful;
●	we or our partners and/or distributors may not establish or maintain effective marketing programs to create product awareness or brand identity;
●	our partners’ and/or distributors’ goals and objectives may not be consistent with our own;
●	we may not attract and retain key business development, technical and management personnel;
●	we may not maintain existing, or obtain new, regulatory approvals for our technology and products;
●	we may not succeed in locating strategic partners and licensees of our technology;
●	we may not effectively manage our anticipated growth, if any; and
●	we may not be able to adequately protect our intellectual property.

In June 2011 we terminated our contract with Richmont Sciences as our exclusive marketing agent for the SDC-based hard surface disinfectant and other products. After the termination we began launching a multi-channel national sales program for which we have developed an internal team of industry sales experts to manage each of our key channels; food service and food processing, education, law enforcement and correctional facilities and all other janitorial/sanitation markets.  Within those channels we are in the process of deploying contract sales representatives in order to maximize efficiency and speed to market while minimizing expenses. There is a risk that this new model may not significantly increase our sales.

Any failure to successfully address these risks and uncertainties could seriously harm our business and prospects. We may not succeed given the technological, marketing, strategic and competitive challenges we face. In addition, because of our limited operating history and the early stage of market development for our SDC technology, we have limited insight into trends that may emerge and affect our business. Forecasting future revenues is difficult, especially because our technology is novel, and market acceptance of our products could change rapidly. In addition, our customers and potential customers in the foreseeable future are highly concentrated. Fluctuations in the buying patterns of our current or potential customers could significantly affect the level of our sales on a period to period basis. As a result, our financial results could fluctuate to an extent that may adversely affect our stock price. There are a number of other factors that could cause our financial results to fluctuate unexpectedly, including product sales, the mix of product sales, the cost of product sales, our ability for any reason to be able to meet demand, the achievement and timing of research and development and regulatory milestones, changes in expenses, including non-cash expenses such as the fair value of stock options granted, and manufacturing or supply issues, among other factors.

We are dependent on our core SDC technology and if our efforts to achieve or maintain market acceptance of our core SDC technology are not successful, we are unlikely to attain profitability.

We have and are currently focusing substantially all of our time and financial resources in the development and commercialization of our core SDC technology. We believe SDC has applications in multiple industries and we expect that sales of SDC and SDC-based products will constitute a substantial portion, or all, of our revenues in future periods. Any material decrease in the overall level of sales or expected sales of, or the prices for, SDC or SDC-based products, whether as a result of competition, change in customer demand, or any other factor, would have a materially adverse effect on our business, financial condition and results of operations. We are marketing our antimicrobial silver ion technology to industrial and consumer markets. These technologies and the products that incorporate them have not yet been accepted into the marketplace, and may never be accepted. In addition, even if our products achieve market acceptance, we may not be able to maintain product sales or other forms of revenue over time if new products or technologies are introduced that are more favorably received than our products, are more cost-effective or otherwise render our products less attractive or obsolete.

We are subject to intense competition.

Our SDC-based products compete in highly competitive markets dominated by prominent chemical and pharmaceutical companies. Most of our competitors have been in business for a longer period of time than we have, and have a greater number of products on the market and greater financial and other resources than we do. Many of our competitors already have well established brands and distribution capabilities, and in some cases are able to leverage the sale of other products with more favorable terms for products competing with our own. We also have significantly fewer employees than virtually all of our competitors. Furthermore, recent trends in this industry are for large chemical and pharmaceutical companies to consolidate into a smaller number of very large entities, which further concentrates financial, technical and market strength and increases competitive pressure in the industry. If we directly compete with these very large entities for the same markets and/or products, their financial strength could prevent us from capturing a share of those markets. It is also possible that developments by our competitors will make our technologies or products noncompetitive or obsolete. Our ability to compete will depend upon our ability, and the ability of our distributors and other partners, to develop brand recognition and novel distribution methods, and to displace existing, established and future products in our relevant target markets. We, or our distributors and partners, may not be successful in doing so, which would have a materially adverse effect on our business, financial condition and results of operations.

We have limited sales, marketing and product distribution experience.

We have limited experience in the sales, marketing and distribution of our products. While we previously relied primarily on product distribution arrangements and/or sales and marketing services provided by third parties, we have now developed and obtained registration by the Environmental Protection Agency, or EPA, of our proprietary brand, PURE® Hard Surface disinfectant and food contact surface sanitizer, and have resumed direct control of our sales of this product through a restructuring of our sales strategy and operations. Our new sales and marketing strategy requires that we enact various operational changes in our business, including making significant investments in our own sales and marketing organization. We intend to market and sell our PURE Hard Surface and related SDC-based products into consumer, commercial and institutional markets through both traditional and alternative distribution channels. We have commenced the launch of a multi-channel national sales program, which involves our development of an internal team of industry sales experts to manage each of our key channels and our deployment of contract sales representatives within each of those channels. Our current sales and marketing strategies and programs may not be successful, and we may not be able to establish the sales, marketing, and distribution capabilities necessary to directly control and manage these aspects of our operations. If we are not able to successfully sell, market and distribute these products directly, we may seek to establish product distribution arrangements with third parties, which may not be available on terms acceptable to us, if at all.

We expect to rely on third parties to develop SDC-based products, and they may not do so successfully or diligently.

We rely in part, and expect to rely in the future, on third parties to whom we license rights to our technology to develop and commercialize products containing SDC for many of the applications for which we believe SDC-based products have, or may have, market opportunities.

Our reliance on these third parties for development activities reduces our control over these activities. In such arrangements, we have relied, and expect in the future to rely, on the third party to fund and direct product development activities and appropriate regulatory filings. Any of these third parties may not be able to successfully develop such SDC-based products due to, among other factors, a lack of capital, a lack of appropriate diligence, insufficient devotion to sales efforts, a change in the evaluation by the third party of the market potential for SDC-based products, technical failures, and poorer than expected results from testing or trial use of any products that may be developed. If the third parties on which we rely are not successful in such development activities, our business and operating results would be adversely affected.

If we are unable to successfully develop or commercialize new applications of our SDC technology, or if such efforts are delayed, our operating results will suffer.

In addition to its use on inanimate surfaces, we are pursuing potential applications of our SDC technology as a broad-spectrum antimicrobial for use in human and veterinary healthcare products. Any product that may be developed in these fields may be delayed or may never achieve regulatory approval or be commercialized. Delays in achieving regulatory approvals for particular applications of our products could significantly impact our product development costs. If indications are commercialized, we may not receive a share of future revenues that provides an adequate return on our historical or future investment.

If we are not able to manage any growth we achieve effectively, we may not become profitable.

If our efforts to achieve and maintain market acceptance of our SDC technology are successful, we will need to expand our business operations. We may not have sufficient resources to do so. If we invest in additional infrastructure, we may not be effective in expanding our operations and our systems, procedures or controls may not be adequate to support any such expansion. In addition, we would need to provide additional sales and support services to our partners, potentially in multiple markets, which we may not be able to do. Failure to properly manage increased customer demands, if any, could result in a material adverse effect on customer satisfaction, our ability to meet our contractual obligations, and our operating results.

The industries in which we operate are heavily regulated and we may be unable to compete effectively.

We are focused on the marketing and continued development of our SDC antimicrobial technology. We believe that products derived from our SDC technology, or products that may be derived from our SDC technology in future periods, require or will require approval by government agencies prior to marketing or sale in the U.S. or in foreign markets. Complying with applicable government regulations and obtaining necessary approvals can be, and has historically been, time consuming and expensive, due in part, we believe, to the novel nature of our technology. Regulatory review could involve delays or other actions adversely affecting the development, manufacture, marketing and sale of our products. While we cannot accurately predict the outcome of any pending or future regulatory review processes or the extent or impact of any future changes to legislation or regulations affecting review processes, we expect such processes to remain time consuming and expensive as we, or our partners, apply for approval to make new or additional efficacy claims for current products or to market new product formulations. Obtaining approvals for new SDC-based products in the U.S., or in markets outside the U.S., could take several years, or may never be accomplished.

SDC is a platform technology rather than a single use applied technology. As such, products developed from the platform may fall under the jurisdiction of multiple U.S. and international regulatory agencies. Our disinfectant and sanitizer products are regulated in the U.S. by the EPA. In addition to the EPA, each of the 50 United States has its own government agencies that regulate the sale or shipment of our products into their state. We have obtained registration for these products from the EPA and all states into which such products are currently marketed and sold. We are required to meet certain efficacy, toxicity and labeling requirements and pay ongoing fees in order to maintain such registrations. We may not be able to maintain these registrations in the future, which may eliminate our continued ability to market and sell our products in some or all parts of the U.S. We also may not be able to obtain necessary registrations with the EPA and applicable states for other SDC disinfectant and sanitizer products that we or our partners may develop, which would limit our ability to sell any such products in the future.

Some potential applications of SDC, such as those aimed at healthcare, veterinary and certain food preparation markets, may require approval of other government agencies prior to marketing or sale in the U.S. or in foreign markets, such as the U.S Food and Drug Administration, or FDA. Obtaining FDA approval is a complicated and expensive process and such approvals may never be obtained for any SDC products. If FDA approvals are obtained, the approvals may limit the uses for which SDC products may be marketed such that they may not be profitable to us, and the applicable products would be subject to pervasive and continuing regulation by the FDA that could lead to withdrawal or limitation of any product approvals.

We intend to fund and manage certain of our EPA-regulated product development internally, in conjunction with engaging regulatory consultants and partnering with other third parties. We have partnered, or intend to partner, with third parties who are seeking, or intend to seek, approvals to market SDC-based products in markets outside the U.S., and with other third parties who are developing FDA-regulated SDC-based products who, upon such development, would seek FDA approvals of such products. Our ability to market and sell our products is dependent on our and our partners’ ability to obtain and maintain required registrations and approvals of applicable regulatory agencies. Failure by our partners or us to comply with applicable regulations could result in fines or the withdrawal of approval for us or our partners and distributors to market our products in some or all jurisdictions or for certain indications, which could cause us to be unable to successfully commercialize SDC or otherwise achieve revenues from sales of such products.

We are subject to substantial regulation related to quality standards applicable to our manufacturing and quality processes, and our failure to comply with applicable quality standards could affect our ability to commercialize SDC products.

The EPA and other applicable U.S. and foreign government agencies regulate our and our partners’ systems and processes for manufacturing SDC-based products. These regulations require that we and our partners observe “good manufacturing practices” in order to ensure product quality, safety and effectiveness. Failure by us or our partners to comply with current or future government regulations and quality assurance guidelines could lead to temporary manufacturing shutdowns, product recalls or related field actions, product shortages, and/or delays in product manufacturing, any or all of which could cause significant cost to us. Further, efficacy or safety concerns and/or manufacturing quality issues with respect to our products or those of our partners could lead to product recalls, fines, withdrawal of approvals, and/or declining sales, any or all of which could result in our failure to successfully commercialize SDC or otherwise achieve revenue growth.

Pricing and supply issues may have a material impact on our margins and our ability to supply our customers.

All of the supply ingredients used to manufacture our products are available from multiple suppliers. However, commodity prices for some ingredients can vary significantly and the margins that we are able to generate could decline if prices rise. For example, both silver and citric acid prices have been volatile in recent periods.

In addition to such commodities, for finished products we also rely on producers of specialized packaging inputs such as bottles and labels. Due to their specialized nature, the supply of such inputs can be periodically constrained and result in additional costs to obtain these items, which may in turn inhibit our ability to supply products to our customers.

We are generally unable to raise our product prices to our customers, partners and distributors quickly to maintain our margins, and significant price increases for key inputs could therefore have an adverse effect on our results of operations. Price increases can also result in lost sales, and any inability to supply our customers’ orders can lead to lost future sales to such customers.

While we expect to be the sole source supplier of SDC concentrate, in future periods we may use third parties to blend, package and provide fulfillment activities for our finished products. We expect that our margins would be reduced by using such third parties, and our ability to maintain product quality may not be as extensive or effective as when we produce these products in our own facility(ies). Any quality control issues could lead to product recalls and/or the loss of future sales, which would reduce our revenues and/or profits.

If we suffer negative publicity concerning the safety or efficacy of our products, our sales may be harmed.

If concerns should arise about the safety or efficacy of any of our products that are marketed, regardless of whether or not such concerns have a basis in generally accepted science or peer-reviewed scientific research, such concerns could adversely affect the market for those products. Similarly, negative publicity could result in an increased number of product liability claims, whether or not those claims are supported by applicable law.

If a natural or man-made disaster strikes our manufacturing facility, we may be unable to manufacture our products for a substantial amount of time and our sales and profitability may decline.

Our sole manufacturing facility and the manufacturing equipment we use to produce our products would be costly to replace and could require substantial lead-time to repair or replace. The facility may be affected by natural or man-made disasters and in the event our facility or our manufacturing equipment were affected by a disaster, we would be forced to set up alternative production capacity or rely on third party manufacturers that may not match our quality standards or be able to meet customer requirements and to which we would have to disclose our trade secrets. Although we possess insurance for damage to our property and the disruption of our business, such insurance may not be sufficient to cover all of our potential losses, may not continue to be available to us on acceptable terms, or at all, and may not address the marketing and goodwill consequences of our potential inability to provide products to meet customers’ requirements.

Third parties may claim that we infringe their proprietary rights and may prevent us from manufacturing and selling some of our products.

Our manufacture, use and sale of SDC-based products may subject us to lawsuits relating to the validity and infringement of patents or other proprietary rights of third parties. Litigation may be costly and time-consuming, and could divert the attention of our management and technical personnel. If we are found to have violated the trademark, trade secret, copyright, patent or other intellectual property or proprietary rights of others, such a finding could result in the need to cease use of a trademark, trade secret, copyrighted work or patented invention in our business and our obligation to pay a substantial amount for past infringement. If the rights holders are willing to permit us to continue to use their intellectual property rights, it may be necessary for us to enter into license arrangements with unfavorable terms and pay substantial amounts in royalty and other license fees. Either having to cease use or pay such fees could prevent us from manufacturing and selling our products, which could make us much less competitive in our industry and have a material adverse impact on our business, operating results and financial condition.

We may become subject to product liability claims.

As a business that manufactures and markets products for use by consumers and institutions, we may become liable for any damage caused by our products, whether used in the manner intended or not. Regardless of merit or potential outcome, product liability claims against us may result in, among other effects, the inability to commercialize our products, impairment of our business reputation, and distraction of management’s attention from our primary business. If we cannot successfully defend ourselves against product liability claims we could incur substantial liabilities. Although we maintain general and product liability insurance, our insurance may not cover potential claims and may not be adequate to indemnify for liabilities that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could harm our business and operating results.

Litigation or the actions of regulatory authorities may harm our business or otherwise distract our management.

Substantial, complex or extended litigation could cause us to incur major expenditures and would distract our management. For example, lawsuits against us or our officers or directors by employees, former employees, stockholders, partners, customers, or others, or actions taken by regulatory authorities, could be very costly and substantially disrupt our business. Such lawsuits and actions are not uncommon, and we may not be able to resolve such disputes or actions on terms favorable to us, and there may not be sufficient capital resources available to defend such actions effectively, or at all.

Maintaining compliance with our obligations as a public company may strain our resources and distract management, and if we do not remain compliant our stock price may be adversely affected.

Our common stock is registered under the Exchange Act. It is therefore subject to the information, proxy solicitation, insider trading and other restrictions and requirements of the SEC under the Exchange Act. Both the U.S. Congress and the SEC continue to issue new and proposed rules, and complying with existing and new rules has caused, and will continue to cause, us to devote significant financial and other resources to maintain our status as a public company. In addition, in April 2008 we obtained a listing of our common stock on The NASDAQ Capital Market, adding the additional cost and administrative burden of maintaining such a listing. Such costs significantly increased during the period between September 2011 and September 2012 due to a series of notices and a lengthy appeal process in connection with the potential delisting of our common stock from The NASDAQ Capital Market. These regulatory costs and requirements will continue to increase our losses in future periods, and we expect that an increasing amount of management time and effort will be needed to meet our regulatory obligations.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we evaluate our internal control systems and that management report on and attest to the adequacy of our internal controls. Recent SEC pronouncements suggest that in the next several years we may be required to report our financial results using new International Financial Reporting Standards, replacing GAAP, which would require us to make significant investments in training, hiring, consulting and information technology, among other investments. All of these and other reporting requirements and heightened corporate governance obligations that we face, or may face in the future, will further increase the cost to us, perhaps substantially, of remaining compliant with our obligations under the Exchange Act and other applicable laws, including the Sarbanes-Oxley Act and the Dodd-Frank Act of 2010. In order to meet these incremental obligations, we will need to invest in our corporate and accounting infrastructure and systems, and acquire additional services from third party auditors and advisors. As a result of these requirements and investments, we may incur significant additional expenses and may suffer a significant diversion of management’s time. There is no guarantee that we will be able to continue to meet these obligations in a timely manner. If we fail to do so, we could be subject to sanctions or investigation by regulatory authorities such as the SEC or The NASDAQ Stock Market, or NASDAQ, and/or our common stock could be delisted. Any such actions could adversely affect the market price of our common stock, perhaps significantly.

Our publicly-filed reports are reviewed from time to time by the SEC, and any significant changes or amendments required as a result of any such review may result in material liability to us and may have a material adverse impact on the trading price of our common stock.

The reports and other securities filings of publicly-traded companies are subject to review by the SEC from time to time for the purpose of assisting companies in complying with applicable disclosure requirements. The SEC is required, pursuant to the Sarbanes-Oxley Act of 2002, to undertake a comprehensive review of a company’s reports at least once every three years, although an SEC review may be initiated at any time. While we believe that our previously filed SEC reports comply, and we intend that all future reports will comply, in all material respects with the published rules and regulations of the SEC, we could be required to modify, amend or reformulate information contained in our filings as a result of any SEC review. Any modification, amendment or reformulation of information contained in such reports could be significant and result in material liability to us and have a material adverse impact on the trading price of our common stock.

We are dependent on our management team, and we recently appointed a new Chief Financial Officer.

Our success depends largely upon the continued services of our executive officers and other key personnel. Our executive officers and key personnel could terminate their employment with us at any time without notice and without penalty.

We do not maintain key person life insurance policies on our executive officers or other employees, other than Michael L. Krall, our President and Chief Executive Officer. The policy we have on Mr. Krall would likely not provide a benefit sufficient to offset the financial losses resulting from the loss of Mr. Krall’s future services. The loss of one or more of our executive officers or key employees could seriously harm our business, results of operations, financial condition, and/or the market price of our common stock. We cannot assure you that in such an event we would be able to recruit qualified personnel able to replace these individuals in a timely manner, or at all, on terms acceptable to either us or to any qualified candidate.

Effective November 5, 2012, we appointed Peter Wulff as our Chief Financial Officer. With his appointment, Mr. Wulff also serves as our Principal Financial Officer and Principal Accounting Officer. Mr. Wulff has not previously worked with our existing executive management team. This management transition may result in some disruption of our business. If our new Chief Financial Officer is unable to work with our existing management team to implement our strategies, manage our operations and accomplish our objectives, our business, operations and financial results could be impaired.

Because competition for highly qualified business development and bioengineering personnel is intense, we may not be able to attract and retain the employees we need to support our potential growth.

To successfully meet our objectives, we must continue to attract and retain highly qualified business development and bioengineering personnel with specialized skill sets focused on the industries in which we compete, or intend to compete. Competition for qualified business development and bioengineering personnel can be intense. Our ability to meet our business development objectives will depend in part on our ability to recruit, train and retain top quality people with advanced skills who understand our technology and business. In addition, it takes time for our new personnel to become productive and to learn our business. If we are unable to hire or retain qualified business development and bioengineering personnel, it will be difficult for us to sell our products or to license our technology or to achieve or maintain regulatory approvals, and we may experience a shortfall in revenue and not achieve our anticipated, or any, growth.

We anticipate significant changes to the composition of our Board of Directors in the near term.

Effective July 9, 2012, we entered into the Settlement Agreement  in connection with the termination of certain litigation and the withdrawal of a proxy solicitation in opposition to our slate of nominees for election as directors on our Board at our 2012 Annual Meeting. Pursuant to the terms of the Settlement Agreement, we are obligated to make good faith efforts to replace one member of our Board with a new independent director and add to our Board an additional independent director within 12 months after the date of the 2012 Annual Meeting. In addition, one of our independent directors and a member of our Audit Committee and our Compensation Committee, Gregory Barnhill, unexpectedly died on September 14, 2012. Accordingly, we anticipate significant changes to the composition of our Board and the committees thereof in the near term. We may not be able to identify, attract and retain qualified and suitable candidates for seats on our Board and certain Board committees who meet the requirements set forth in the settlement agreement and applicable SEC and NASDAQ listing rules in a timely manner, or at all. If we are unable to do so, we could be subject to litigation relating to the settlement agreement or sanctions by applicable regulatory authorities, including without limitation the potential delisting of our common stock from The NASDAQ Capital Market for failure to comply with certain board and board committee requirements. Further, even if we do identify and successfully attract new directors to serve on our Board, such transition in the composition of our Board and its committees could result in inefficiencies in Board activity, disagreements regarding our business models or other operational strategies, and disruptions to our business.

We may engage in strategic transactions that could impact our liquidity, increase our expenses and present significant distractions to our management.

From time to time we may consider engaging in strategic transactions, such as acquisitions of companies, asset purchases and out-licensing or in-licensing of products, product candidates or technologies. Any such transaction may require us to incur non-recurring or other charges, may increase our near and long-term expenditures and may pose significant integration challenges or disrupt our management or business, which could adversely affect our operations and financial results. For example, these transactions may entail numerous operational and financial risks, including, among others, exposure to unknown liabilities, disruption of our business and diversion of our management’s time and attention in order to develop acquired products, product candidates or technologies, difficulty and cost in combining the operations and personnel of any acquired businesses with our operations and personnel, and inability to retain key employees of any acquired businesses. Accordingly, although we may not choose to undertake or may not be able to successfully complete any transactions of the nature described above, any transactions that we do undertake or complete could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may invest or spend our cash in ways with which you may not agree or in ways which may not yield a significant return.

Our management has considerable discretion in the use of our cash. Our cash may be used for purposes that do not increase our operating results or market value. Until the cash is used, it may be placed in investments that do not produce significant income or that may lose value. The failure of our management to invest or spend our cash effectively could result in unfavorable returns and uncertainty about our prospects, each of which could cause the price of our common stock to decline.

We may not be able to utilize all, or any, of our tax net operating loss carry-forwards and our future after-tax earnings, if any, could be reduced.

At July 31, 2012, we had federal and California tax net operating loss carry-forwards of approximately $70.7 million and $60.0 million, respectively. Utilization of these net operating loss carry-forwards may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code as well as similar state provisions. These ownership changes may limit the amount of net operating loss carry-forwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an ownership change, as defined by Section 382 of the Internal Revenue Code, results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups. Since our formation, we have raised capital through the issuance of capital stock on several occasions (both before and after our initial public offering in 1996) which, combined with the purchasing stockholders’ subsequent disposition of those shares, may have resulted in such an ownership change, or could result in an ownership change in the future based upon subsequent disposition. While we believe that we have not experienced an ownership change, the pertinent tax rules related thereto are complex and subject to varying interpretations, and thus the applicable taxing authorities may take an alternative position.

Our current federal tax loss carry-forwards began expiring in the year ended July 31, 2011 and, unless previously utilized, will completely expire in the year ending July 31, 2031. In the years ending July 31, 2013 and 2014, $1.9 million of our federal net operating loss carry-forwards will expire, and the balance of our current federal net operating loss carry-forwards will expire between July 31, 2018 and July 31, 2031. Our California tax loss carry-forwards will begin to expire in the year ending July 31, 2014, and will completely expire in the year ending July 31, 2031. If we are unable to earn sufficient profits to utilize the carry-forwards by these dates, they will no longer be available to offset future profits, if any.

We are subject to tax audits by various tax authorities in multiple jurisdictions.

From time to time we may be audited by tax authorities to whom we are subject. Any assessment resulting from such audits, if any, could result in material changes to our past or future taxable income, tax payable or deferred tax assets, and could require us to pay penalties and interest that could materially adversely affect our financial results.

We could be negatively affected as a result of another proxy fight.

As noted above, as part of the settlement of the Richmont Litigation the threatened proxy fight with Richmont Corporation and the Coalition has been terminated. However, that will not stop another shareholder or group of shareholders from threatening or actually conducting another proxy fight. If a proxy contest results from actions by any of our shareholders our business could be adversely affected because:

●	responding to proxy contests and other actions by insurgent stockholders can be costly and time-consuming, disrupting our operations and diverting the attention of management and our employees;
●
perceived uncertainties as to our future direction may harm our ability to attract new investors in order to raise capital, and may impact our existing and potential collaborations or strategic relationships and make it more difficult to attract and retain qualified personnel; and

●	if individuals are elected to our Board of Directors with a specific agenda, it may adversely affect our ability to effectively and timely implement our strategic plan.

Risks Related to Our Intellectual Property

If we are unable to obtain, maintain or defend patent and other intellectual property ownership rights relating to our technology, we or our collaborators and distributors may not be able to develop and market products based on our technology, which would have a material adverse impact on our results of operations.

We rely and expect in the future to rely on a combination of patent, trademark, trade secret and copyright protections, as well as contractual restrictions, to protect the proprietary aspects of our technology and business.

Legal protections of our intellectual property and proprietary rights afford only limited protection. For instance, we currently own nine U.S. patents related to our SDC technology. The lives of these patents, and any patents that we may obtain in the future, are not indefinite, and the value to us of some or all of our patents may be limited by their terms. Further, although we have a number of U.S. and international patent applications pending, some or all of those applications may not result in issued patents and the intellectual property claims therein would be unprotected. Additionally, obtaining and maintaining patent protection depends on our compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements. Furthermore, legal standards relating to the validity, enforceability and scope of patent protection and protections of other intellectual property and proprietary rights in the U.S. are uncertain. Additionally, to the extent that we operate internationally, the laws of foreign countries may not protect our proprietary rights to the same extent as the laws of the U.S. For instance, many countries have a “first-to-file” trademark registration system, which may prevent us from registering or using our trademarks in certain countries if third parties have previously filed applications to register or have registered the same or similar trademarks. Additionally, changes in the patent and/or trademark laws or interpretations of such laws in the U.S. or other countries could diminish the value of our intellectual property rights. Moreover, our competitors may develop competing technologies that are not covered by the claims of, and therefore do not infringe upon, our issued patents, which could render our patents less valuable to us. If certain of our proprietary rights cannot be, or are not sufficiently, protected by patent and trademark registrations, it could have a material adverse impact on our business and our ability to commercialize or license our technology and products.

Our own efforts to protect our intellectual property and other proprietary rights may also be insufficient. Despite efforts to protect our proprietary rights, including without limitation through confidentiality and other similar contractual restrictions, our means of protecting such rights may not be adequate and unauthorized parties may attempt to copy aspects of our proprietary technology, obtain and use information that we regard as proprietary, or otherwise misappropriate our intellectual property. In addition, unpatented proprietary rights, including trade secrets and know-how, can be difficult to protect and may lose their value if they are independently developed by a third party or if their secrecy is lost. It is possible that, despite our efforts, competitors or others will create and use products, adopt service names similar to our service names or otherwise violate or misappropriate our proprietary rights. The infringement of such rights could have a material negative impact on our business and on our results of operations.

Litigation may be necessary to enforce our intellectual property and other proprietary rights, which would be expensive and could consume time and other resources. The result of any such litigation may be the court’s ruling that our patents or other intellectual property rights are invalid and/or should not be enforced. Additionally, even if the validity of such rights is upheld, the court could refuse to stop a third party’s infringing activity on the ground that such activities do not infringe our rights. The U.S. Supreme Court has revised certain tests regarding granting patents and assessing the validity of patents to make it more difficult to obtain patents. As a consequence, issued patents may be found to contain invalid claims according to these revised standards. Some of our patents may be subject to challenge and subsequent invalidation or significant narrowing of claim scope in a reexamination proceeding, or during litigation, under the revised criteria.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights and we may be unable to protect our rights to, or use, our technology.

If we choose to go to court to stop someone else from using the inventions claimed in our patents, that individual or company has the right to ask the court to rule that these patents are invalid and/or should not be enforced against that third party. These lawsuits are expensive and would consume time and other resources even if we were successful in stopping the infringement of these patents. In addition, there is a risk that the court will decide that these patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of these patents is upheld, the court will refuse to stop the other party on the ground that such other party’s activities do not infringe our rights to these patents.

Furthermore, a third party may claim that we are using inventions covered by the third party’s patent rights and may go to court to stop us from engaging in our normal operations and activities, including making or selling our products. These lawsuits are costly and could affect our results of operations and divert the attention of managerial and technical personnel. There is a risk that a court would decide that we are infringing the third party’s patents and would order us to stop the activities covered by the patents. In addition, there is a risk that a court will order us to pay the other party damages for having violated the other party’s patents. The biotechnology industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our products or methods of use either do not infringe the patent claims of the relevant patent and/or that the patent claims are invalid, and we may not be able to do this. Proving invalidity, in particular, is difficult since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents.

Because some patent applications in the United States may be maintained in secrecy until the patents are issued, patent applications in the United States and many foreign jurisdictions are typically not published until eighteen months after filing, and publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our issued patents or our pending applications or that we were the first to invent the technology. Our competitors may have filed, and may in the future file, patent applications covering technology similar to ours. Any such patent application may have priority over our patent applications and could further require us to obtain rights to issued patents covering such technologies. If another party has filed a United States patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the PTO, to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful, resulting in a loss of our United States patent position with respect to such inventions.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information and may not adequately protect our intellectual property, which could limit our ability to compete.

We may rely in part on trade secret protection in order to protect our proprietary trade secrets and unpatented know-how. However, trade secrets are difficult to protect, and we cannot be certain that others will not develop the same or similar technologies on their own. We have taken steps, including entering into confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors, to protect our trade secrets and unpatented know-how. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party by us during the course of the party’s relationship with us. We also typically obtain agreements from these parties which provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us. Enforcing a claim that a party illegally obtained and is using our trade secrets or know-how is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets or know-how. The failure to obtain or maintain trade secret protection could adversely affect our competitive position.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industry, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to our Common Stock

The price of our common stock may be volatile, which may cause investment losses for our stockholders.

The price and trading volume of our common stock have historically been volatile. For example, in the twelve months through October 31, 2012, the closing market price of our common stock ranged from $0.99 per share to $5.60 per share, and the monthly trading volume varied from approximately 298,000 shares to 11,042,000 shares. The market price of our common stock may continue to be volatile and could fluctuate substantially due to many factors, including, among others, the following:

●	actual or anticipated fluctuations in our results of operations;
●	the sale by us of our common or preferred stock or other securities, or the anticipation of sales of such securities;
●	the trading volume of our common stock, particularly if such volume is light;
●	the trading market of our common stock and our ability to maintain the listing of our common stock on a national securities exchange;
●	the introduction of new products or services, or product or service enhancements by us or our competitors;
●	developments with respect to our or our competitors’ intellectual property rights or regulatory approvals or denials;
●	announcements of significant acquisitions or other agreements by us or our competitors;
●	sales or anticipated sales of our common stock by our insiders (management and directors);
●	conditions and trends in our industry;
●	changes in our pricing policies or the pricing policies of our competitors;
●	changes in the estimation of the future size and growth of our markets; and
●	general economic conditions.

In addition, the stock market in general, The NASDAQ Capital Market, and the market for shares of novel technology and biotechnology companies in particular, have experienced extreme price and volume fluctuations that in some cases may be unrelated or disproportionate to the operating performance of those companies. Further, the market prices of bioscience companies’ stock have been unusually volatile in recent periods, and such volatility may continue for the foreseeable future. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In addition, this volatility could adversely affect an investor’s ability to sell shares of our common stock, and/or the available price for such shares, at any given time.

Following periods of volatility in the market price of a company’s securities, stockholder derivative lawsuits and securities class action litigation are common. Such litigation, if instituted against us or our officers and directors, could result in substantial costs and a diversion of management’s attention and resources.

Potential future sales or issuances of our common stock to raise capital, or the perception that such sales could occur, could cause dilution to our current stockholders and the price of our common stock to fall.

Although we are pursuing various sources of potential funding, we have historically supported our operations through the issuance of equity and expect to continue to do so in the future. Although we may not be successful in obtaining financing through equity sales on terms that are favorable to us, if at all, any such sales that do occur could result in substantial dilution to the interests of existing holders of our common stock. Additionally, the sale of a substantial number of shares of our common stock or other equity securities to any new investors, or the anticipation of such sales, could cause the trading price of our common stock to fall.

We may not be able to maintain our NASDAQ listing.

In April 2008, we obtained a listing for our common stock on The NASDAQ Capital Market. In order to maintain our listing, we must meet certain listing standards that include maintaining minimum thresholds of stockholders’ equity, market value of our listed or publicly held securities, number of publicly held shares, bid price for our common stock, number of stockholders, number of market makers, and our net income. In addition, certain of our corporate governance policies are required to remain compliant with standards determined, and amended from time to time, by NASDAQ.

As previously disclosed in certain of our reports filed with the SEC, during the period between September 2011 and September 2012, we received a series of deficiency letters from NASDAQ and endured a lengthy appeal process with a NASDAQ Hearings Panel, or the Panel, relating to the potential delisting of our common stock from The NASDAQ Capital Market for noncompliance with several listing rules and standards. NASDAQ determined and advised us on September 21, 2012 that we had regained compliance with applicable listing standards and closed the matter of our delisting on that date.

On October 1, 2012  we received a new deficiency letter from NASDAQ (the “October Letter”) regarding our noncompliance with NASDAQ’s audit committee membership requirements as a result of the sudden death of our former director and Audit Committee member Gregory Barnhill. Consistent with applicable NASDAQ listing rules, NASDAQ granted us the following cure period to regain compliance with NASDAQ’s audit committee membership requirements: (i) until the earlier of our next annual meeting of stockholders or September 14, 2013, or (ii) if our next annual meeting of stockholders is held before March 13, 2013, until March 13, 2013. We intend to appoint an independent director who satisfies NASDAQ’s requirements for membership on our Audit Committee as promptly as practicable to rectify this noncompliance.

On December 20, 2012, we  received another deficiency letter from NASDAQ (the “December Letter”) notifying us we no longer met NASDAQ’s requirements for continued listing on the NASDAQ Capital Market under NASDAQ Listing Rule 5550(a)(2) (the “Bid Price Rule”) because the minimum bid price of our common stock has not equaled or exceeded $1.00 at least once over a period of 30 consecutive business days. NASDAQ explained in the December Letter that we will be afforded 180 calendar days, or until June 18, 2013, to regain compliance with the Bid Price Rule. To regain compliance, the closing bid price of our common stock must meet or exceed $1.00 per share for at least 10 consecutive business days during that 180-day period. If we do not regain compliance by June 18, 2013, then NASDAQ will provide written notification to us that our common stock will be subject to delisting from the NASDAQ Capital Market.

Neither the September Letter not the December Letter impacts our listing on the NASDAQ Capital Market at this time and the Company’s common stock will continue to trade on the NASDAQ Capital Market under the symbol “PURE”. Although NASDAQ has granted us a cure period in connection with the most recent noncompliance events detailed in the September Letter and December Letter, respectively, we may not be able to regain or maintain our compliance with applicable NASDAQ requirements in the future and our securities could be delisted from The NASDAQ Capital Market. Such delisting could cause our common stock to be classified as “penny stock” and decrease the liquidity of our common stock, among other potentially detrimental consequences, any of which could significantly impact your ability to sell your shares of our common stock or to sell your shares at a price that you may deem to be acceptable. Further, should our securities fail to be listed on The NASDAQ Capital Market at any time in the future, our ability to attract new or certain types of investors and raise additional capital could be adversely affected, which could harm our business and financial condition.

Our recently effected one-for-eight reverse stock split has not resulted in a lasting increase in our stock price at an equivalent ratio.

On August 14, 2012 and commencing with the opening of trading on August 15, 2012, we effected a one-for-eight reverse stock split of our outstanding shares of common stock. We effected the reverse stock split in large part to increase the per share price of our common stock in order to regain compliance with certain NASDAQ minimum bid price requirements. Although the trading price of our common stock increased by a corresponding ratio in the weeks immediately following the effectuation of the reverse stock split, as of January 31, 2013, the closing price of our common stock on The NASDAQ Capital Market had dropped to $0.82.  If the trading price of our common stock continues to decline, we could again be at risk for the delisting of our securities from The NASDAQ Capital Market due to our failure to satisfy NASDAQ’s $1.00 per share minimum bid price requirement or other listing standards or rules. Additionally, the decline in our stock price after the reverse stock split may materially reduce our ability to attract new investors in our securities, particularly institutional investors that are frequently subject to investment restrictions with respect to securities trading below a pre-established per share trading price. Further, the liquidity of our outstanding common stock may be adversely affected by the reverse stock split due to the one-for-eight reduction in the number of outstanding shares and the increase in our stock price at a significantly lesser ratio, which may impact your ability to sell your shares of our common stock at a price you consider acceptable.

We have never paid dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.

The continued operation and expansion of our business will require substantial funding. Investors seeking cash dividends in the foreseeable future should not purchase our common stock. We have paid no cash dividends on any of our capital stock to date and we currently intend to retain our available cash to fund the development and growth of our business. Any determination to pay dividends in the future will be at the discretion of our Board and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our Board deems relevant. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock, which may never occur.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control and could also limit the market price of our stock.

Certain provisions of our charter and bylaws may delay or frustrate the removal of incumbent directors and may prevent or delay a merger, tender offer, or proxy contest involving us that is not approved by our Board, even if such events may be beneficial to the interests of stockholders. For example, our Board, without stockholder approval, has the authority and power to authorize the issuance of up to 5,000,000 shares of preferred stock and such preferred stock could have voting or conversion rights that could adversely affect the voting power of the holders of our common stock. Further, the one-for-eight reverse stock split of our outstanding common stock that we recently effected has increased the proportion of unissued and authorized common shares to issued and outstanding common shares, which could allow our Board to issue large numbers of additional shares of our common stock that could significantly reduce the voting power of our current stockholders. In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may discourage, delay or prevent certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our charter documents may make it more difficult for stockholders or potential acquirers to initiate actions that are opposed by our then-current board of directors, including delaying or impeding a merger, tender offer, or proxy contest or other change of control transaction involving the Company. Any delay or prevention of a change of control transaction could cause stockholders to lose a substantial premium over the then-current market price of their shares.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference in this prospectus, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These forward-looking statements include, but are not limited to, those concerning the following:

●	our expectations regarding our future operating results or financial performance;
●	our intentions, expectations and beliefs regarding anticipated growth, market penetration and trends in our business;
●	the timing, costs and other limitations involved in obtaining regulatory approval for any product;
●	our ability to commercialize and achieve market acceptance of our current products and any new products that we may develop;
●	our ability to enter into any collaboration with respect to any of our products or product candidates;
●	our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;
●	our ability to retain the services of our current executive officers, directors and key employees;
●	our ability to continue to operate our business with our current financial resources; and
●	our estimates regarding our future performance and our needs for additional financing.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms or other comparable terminology or expressions. Forward-looking statements reflect our current views with respect to future events, are based on assumptions, and are subject to known and unknown risks and uncertainties and other factors. We discuss many of these risks and uncertainties in greater detail under the heading “Risk Factors” elsewhere in this prospectus. Given these and other risks and uncertainties and other factors, you should not place undue reliance on these forward-looking statements because some or all of them may turn out to be wrong. You should read this prospectus, including the documents incorporated by reference herein, and the other information in this registration statement carefully and completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify all of our forward-looking statements by these cautionary statements.

Forward-looking statements represent our estimates and assumptions only as of the date such forward-looking statements are made. Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $             million (or $          million if the underwriters exercise in full their over-allotment option to purchase additional shares of common stock), assuming a public offering price of $        per share, the last reported sale price of our common stock on                 , after deducting the underwriting discount and commissions and our estimated offering expenses.

We intend to use the proceeds of this offering for general corporate purposes, which may include, among other things, sales and marketing efforts relating to our products and product candidates. We may also use the proceeds to acquire assets or finance the acquisition of other businesses other than in the ordinary course of business. Our  management will have significant flexibility in applying any net proceeds that we receive. We reserve the right to change the use of these proceeds as a result of certain contingencies such as competitive developments, the results of our commercialization efforts, acquisition and investment opportunities and other factors.

DILUTION

Dilution represents the difference between the offering price and the net tangible book value per share immediately after completion of this offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution arises mainly as a result of our arbitrary determination of the offering price of the shares being offered. Dilution of the value of the shares you purchase is also a result of the lower book value of the shares held by our existing stockholders.

As of October 31, 2012, our net tangible book value was approximately $1.1 million, or approximately $0.10 per share.  After taking into account the sale by us of        shares of our common stock in this offering at an assumed public offering price of $           per share, the last reported sale price of our common stock on October 31, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, our as adjusted net tangible book value as of October 31, 2012 would have been approximately $      million, or $       per share. This would represent an immediate increase in net tangible book value of $       per share to existing stockholders and in immediate dilution of $        per share to investors purchasing our common stock in this offering at the assumed public offering price. The following table illustrates this dilution on a per share basis.

Public offering price per share		$
Net tangible book value per share as of October 31, 2012	$
Increase per share attributable to investors purchasing our common stock in this offering	$
As adjusted net tangible book value per share as of October 31, 2012, after giving effect to this offering		$
Dilution in net tangible book value per share to investors purchasing our common stock in this offering		$

If the underwriters exercise in full their option to purchase              additional shares of common stock at the public offering price of $         per share, the pro forma as adjusted net tangible book value after this offering would be $          per share, representing an increase in net tangible book value of $            per share to existing stockholders and immediate dilution in net tangible book value of $       per share to investors purchasing our common stock in this offering at the public offering price

The amounts above are based on 10,986,170 shares of common stock outstanding as of October 31, 2012, and exclude:

•	467,454 shares of our common stock issuable upon exercise of outstanding warrants, with a weighted-average exercise price of $5.82 per share;
•	317,417 shares of our common stock issuable upon exercise of outstanding options, with a weighted-average exercise price of $20.27 per share; and
•	253,397 shares of our common stock available for future grants under our 2007 PURE Bioscience Equity Incentive Plan.

To the extent options or warrants outstanding as of October 31, 2012 have been or may be exercised or other shares have been issued, there may be further dilution to investors

MARKET PRICE OF OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is listed on the NASDAQ Capital Market under the symbol “PURE.” On January 31, 2013, the closing price of our common stock reported on the NASDAQ Capital Market was $0.82 per share. The following table sets forth, for each of the quarterly periods indicated, the high and low sales prices of our common stock, as reported on the NASDAQ Capital Market. All per share information of our common stock has been adjusted to reflect the application of the reverse stock split.

	High	Low
Year Ended July 31, 2011
First Quarter ended October 31, 2010	$24.40	$14.24
Second Quarter ended January 31, 2011	$24.54	$15.12
Third Quarter ended April 30, 2011	$17.76	$9.20
Fourth Quarter ended July 31, 2011	$12.00	$5.60

Year Ending July 31, 2012
First Quarter ended October 31, 2011	$8.40	$5.04
Second Quarter ended January 31, 2012	$5.60	$2.56
Third Quarter ending April 30, 2012	$4.24	$1.78
Fourth Quarter ended July 31, 2012	$3.99	$2.00

Year Ending July 31, 2013
First Quarter ended October 31, 2012	$3.57	$0.90
Second Quarter ended January 31, 2013	$1.25	$0.61

Holders

As of January 31, 2013, there were approximately 176 holders of record of our common stock. This does not include beneficial owners holding common stock in street name.

Dividend Policy

We have never paid dividends and have no current plans to do so. We currently anticipate that we will retain all of our future earnings, if any, for use in the development and expansion of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, financial condition and other factors that the Board, in its discretion, may deem relevant.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share. As of October 31, 2012, there were 10,986,170 shares of common stock outstanding and no shares of preferred stock outstanding. The following summary description of our capital stock is based on the provisions of our Certificate of Incorporation and Bylaws and the applicable provisions of the Delaware General Corporation Law, or the DGCL. This information is qualified entirely by reference to the applicable provisions of our Certificate of Incorporation and Bylaws and the DGCL.

Common Stock

Dividend rights.  Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available pursuant to the DGCL if our Board of Directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our Board of Directors may determine.

Voting rights.  Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Our Certificate of Incorporation does not provide for the right of stockholders to cumulate votes for the election of directors. Our Certificate of Incorporation does not establish a classified board of directors and all directors will be elected at each annual meeting of our stockholders.

No preemptive or similar rights.  Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any series of our preferred stock that we may designate and issue in the future.

Right to receive liquidation distributions.  Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully paid and nonassessable.  All of our outstanding shares of common stock are fully paid and nonassessable.

Transfer agent.  The transfer agent for our common stock is Computershare Trust Company, N.A.  Its address is 350 Indiana Street, Suite 750, Golden, Colorado 80401, and its telephone number is (303) 262-0600.

Exchange Listing.  Our common stock is listed on the NASDAQ Capital Market under the symbol “PURE”.

Preferred Stock

Pursuant to our Certificate of Incorporation, our Board of Directors has the authority, without further action by our stockholders (unless such stockholder action is required by applicable law or NASDAQ rules), to designate and issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the designations, powers, preferences and rights of the shares of each wholly unissued series, and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. Preferred stock could be issued quickly with terms designed to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock.

Stock Options, Restricted Stock and Warrants

As of October 31, 2012, there were 1,045,120 shares of common stock reserved for issuance 1) under our equity compensation plans, 2) upon the vesting of currently unvested restricted stock, and 3) upon exercise of outstanding stock options or warrants. Of that number, 253,397 shares were reserved for issuance upon the exercise of options, or the issuance of restricted stock, that may be granted in the future under our equity compensation plans; 6,852 shares were reserved for issuance upon the vesting of currently unvested restricted stock; 317,417 shares were reserved for issuance upon the exercise of outstanding options that were previously granted under our stock option plans or outstanding stock option agreements; and 467,454 shares were reserved for issuance upon the exercise of outstanding warrants.

Anti-takeover effects of provisions of our Certificate of Incorporation, our Bylaws and Delaware law

Certificate of Incorporation and Bylaws

Because our stockholders do not have cumulative voting rights in the election of directors, stockholders holding a majority of the shares of common stock represented in person or by proxy at a duly called stockholder meeting will be able to elect all of our directors. Our Board of Directors will be able to elect a director to fill a vacancy created by the expansion of the Board or due to the resignation or departure of an existing member of the Board. Our Certificate of Incorporation and Bylaws also provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders. In addition, our Bylaws include a requirement for the advance notice of nominations for election to our Board of Directors or for proposing matters that can be acted upon at a stockholders’ meeting. As described above, our Certificate of Incorporation also provides for the ability of the Board of Directors to issue, without stockholder approval, up to 5,000,000 shares of preferred stock with terms set by the Board of Directors, which rights could be senior to those of our common stock and which terms could be designed to delay or prevent a change in control of the Company or make removal of management more difficult.

The foregoing provisions may make it difficult for our existing stockholders to replace our Board of Directors, as well as for another party to obtain control of the Company by replacing our Board of Directors. In addition, the authorization of undesignated preferred stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the Company’s control. Further, our Certificate of Incorporation and Bylaws provide that we will indemnify our directors and officers against liabilities, losses and expenses incurred or suffered in investigations and legal proceedings resulting from their services for us, which may include service in connection with takeover defense measures.

Section 203 of the DGCL
We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. Under Section 203 of the DGCL, a Delaware corporation is prohibited from engaging in a “business combination” with an “interested stockholder” for three years following the date that such person or entity becomes an interested stockholder. With certain exceptions, an interested stockholder is a person or entity that owns, individually or with or through other persons or entities, fifteen percent (15%) or more of the corporation’s outstanding voting stock (including rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and also stock as to which the person has voting rights only). The three-year moratorium imposed by Section 203 on business combinations does not apply if:

●
Prior to the date on which the interested stockholder becomes an interested stockholder, the board of directors of the corporation approves either the business combination or the transaction that resulted in the person or entity becoming an interested stockholder;

●
Upon consummation of the transaction that makes the person or entity an interested stockholder, the interested stockholder owns at least eighty-five percent (85%) of the corporation’s voting stock outstanding at the time the transaction commenced (excluding, for purposes of determining voting stock outstanding, shares owned by directors who are also officers of the corporation and shares held by employee stock plans that do not give employee participants the right to decide confidentially whether to accept a tender or exchange offer); or

●
On or after the date the person or entity becomes an interested stockholder, the business combination is approved both by the board of directors and by the stockholders at a meeting by sixty-six and two-thirds percent (66 2/3%) of the outstanding voting stock not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate or incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not “opted out” and do not plan to “opt out” of these provisions. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

UNDERWRITING

                  is acting as the representative of the underwriters of the offering. We have entered into an underwriting agreement dated              , 2013 with the representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares

Total

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters have agreed, severally and not jointly, to purchase all of the shares of common stock sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering our common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters propose to offer the shares of our common stock offered by us to the public at the public offering price set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares of our common stock to other securities dealers at such price less a concession of $        per share. The underwriters may also allow, and such dealers may re-allow, a concession not in excess of $        per share to other dealers. After the public offering of the shares, the offering price per share and other selling terms may be changed by the underwriters.

Commissions and Discounts

The following table shows the per share and total underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering.

	Per Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Public Offering Price	$
Underwriting discount ( %)	$
Non-accountable expense allowance ( %)	$
Proceeds, before expenses, to us	$

We have paid an expense deposit of $         to the representative which will be applied against the non-accountable expenses that will be paid by us to the underwriters in connection with this offering.

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discount, will be approximately $            .

Over-allotment Option

We have granted a         -day option to the underwriters to purchase up to an additional         shares of common stock (   % of common stock sold in this offering) to cover over-allotments, if any, at the same price as the initial shares offered.  If the underwriter fully exercises this over-allotment option, the total public offering price, underwriting discounts and commissions, and net proceeds (before expenses) to us will be $        , $        , and $        , respectively,  based on a public offering price of $         per share.

Lock-ups

We, our directors and executive officers and certain of our stockholders have entered into lock up agreements with the representative prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of three months from the effective date of this offering without the prior written consent of the representative, agree not to (1) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock, or (4) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any of the common stock. Notwithstanding these limitations, these common shares may be transferred by gift, will or intestate succession, or by judicial decree under certain limited circumstances

The lock-up period described in the preceding paragraphs will be automatically extended if: (1) during the last 17 days of the restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the earnings release.

Any of the securities subject to the lock-up agreement may be released in whole or part from the terms thereof only upon the approval of the representative; provided, however, that we must announce any such release through a major news service and such release will only be effective two business days after the publication date of such press release.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriter or one or more of the selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically.  The representative may agree to allocate a number of shares to the underwriter and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriter and selling group members that will make internet distributions on the same basis as other allocations.  Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus form a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Stabilization

In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

•
Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress;

•
Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market;

•
Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering; and

•
Penalty bids permit the Representative to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares or common stock or preventing or retarding a decline in the market price of our shares or common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The NASDAQ Capital Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive market making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on The NASDAQ Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other relationships

Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees. However, except as disclosed in this prospectus, we have no present arrangements with any of the underwriters for any further services.

Other Terms

Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees, however, except as disclosed in this prospectus, we have no present arrangements with any of the underwriters for any further services.

From time to time, the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

LEGAL MATTERS

The validity of the securities offered hereby is being passed upon for us by DLA Piper LLP (US), San Diego, California. Any underwriter, dealer, or agent may be advised about issues relating to any offering by its own legal counsel.

EXPERTS

The consolidated financial statements of Pure Bioscience, Inc. as of July 31, 2012 and 2011, and for the years then ended, have been incorporated by reference herein in reliance upon the report of Mayer Hoffman McCann P.C., independent registered public accounting firm, included herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Our SEC filings are also available at the SEC’s website at www.sec.gov. We also maintain a web site at www.purebio.com, which provides additional information about our company and through which you can also access our SEC filings. Information contained in or accessible through either website is not and should not be considered a part of this prospectus and you should not rely on that information in deciding whether to invest in our common stock, unless that information is also in or incorporated by reference in this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This prospectus is part of a registration statement on Form S-1 filed by us with the SEC. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Statements made in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of that contract or other document filed as an exhibit to the registration statement. For further information about us and the common stock offered by this prospectus we refer you to the registration statement and its exhibits and schedules which may be obtained as described above.

The SEC allows us to “incorporate by reference” the information that we previously filed with them into this prospectus, which means that important information can be disclosed to you by referring you to those documents and those documents will be considered part of this prospectus. The documents listed below (other than portions of these documents deemed to be “furnished” or not deemed to be “filed,” including the portions of these documents that are either (1) described in paragraphs (d)(1), (d)(2), (d)(3) or (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, including any exhibits included with such Items) are incorporated by reference herein:

•	Our annual report on Form 10-K for the year ended July 31, 2012, filed with the SEC on October 29, 2012;
•	Our quarterly report on Form 10-Q for the quarterly period ended October 31, 2012, filed with the SEC on December 11, 2012; and
•
Our current reports on Form 8-K filed with the SEC on August 1, 2012, August 8, 2012, August 16, 2012, September 13, 2012 as amended by our current report on Form 8-K/A filed with the SEC on September 13,2012, September 14, 2012, September 18, 2012, September 24, 2012, October 5, 2012, November 8, 2012, December 26, 2012 and January 31, 2013.

Any statement incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the reports or documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits which are specifically incorporated by reference into such documents. If you would like to request documents from us, please send a request in writing or by telephone to us at the following address:

Pure Bioscience, Inc.
1725 Gillespie Way
El Cajon, CA 92020
(619) 596-8600

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses incurred or to be incurred in connection with the registration of the securities being registered hereby, all of which will be borne by the Company. All amounts shown are estimates except for the SEC registration fee.

SEC registration fee		$2,046
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Transfer Agent Fees and expenses	$	*
Printing expenses	$	*
Miscellaneous fees and expenses	$	*
Total	$	*
*To be completed by amendment

Item 14.  Indemnification of Directors and Officers.

The Company’s Certificate of Incorporation, as amended, provides that, except to the extent prohibited by the Delaware General Corporation Law, or the DGCL, the Company’s directors shall not be liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Company. Under the DGCL, the directors have a fiduciary duty to the Company, which is not eliminated by these provisions of the Certificate of Incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. This provision does not affect the directors’ responsibilities under any other laws, such as the U.S. federal securities laws or state or federal environmental laws.

Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The Company’s Bylaws provide that the Company shall indemnify, to the fullest extent permitted by the DGCL and applicable law, as may be amended, any person who was or is a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was one of the Company’s directors, officers, employees or agents or is or was serving at the Company’s request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid or to be paid in settlement, and any interest, assessments, or other charges imposed thereon, and any federal, state, local, or foreign taxes imposed as a result of the actual or deemed receipt of any indemnification payments made to such person by the Company) reasonably incurred or suffered by such person.

The Company has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer of the Company against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

Item 15.  Recent Sales of Unregistered Securities.

On January 25, 2013, the Company issued a warrant to purchase 375,000 shares of its common stock at an exercise price of $0.83 per share to Morrison and Foerster LLP, or Morrison, as partial consideration for Morrison’s agreement to waive amounts due and payable to Morrison for legal services rendered.  The warrant is exercisable immediately and expires on January 24, 2018.  The warrant may be exercised by Morrison with a cash payment or, in lieu thereof, at its election, through a net exercise, as set forth in the warrant. Neither the warrant nor the shares to be issued upon exercise thereof are registered for sale or resale under the Securities Act and have been or will be issued in reliance on an exemption from registration under the Securities Act pursuant to Section 4(2) thereof based on the offering of such securities to one investor and the lack of any general solicitation or advertising in connection with such issuance.

On January 18, 2013, the Company granted an option to purchase 50,000 shares of the Company’s common stock at an exercise price of $0.87 per share to Peter C. Wulff as an inducement grant in connection with his employment as our Chief Financial Officer in a transaction exempt from the registration requirements of the Securities Act in reliance on Section 4(2) of the Securities Act.  The option was granted outside of our 2007 Equity Incentive Plan and without stockholder approval pursuant to NASDAQ Listing Rule 5635(c)(4).  Subject to Mr. Wulff’s continued employment with us, the option will vest in four equal annual installments on each anniversary of November 5, 2012.  The Company intends to register the shares subject to the option pursuant to a registration statement on Form S-8 to be filed with the Securities and Exchange Commission prior to the first vesting date of the option.

On June 29, 2012, the Company issued an aggregate of 325,125 shares of its common stock to fifteen separate investors pursuant to separate agreements entered with each such investor, and also issued warrants (the “Warrants”) to purchase an aggregate of 81,280 shares of the Company’s common stock at the closing under the agreement. The shares were sold to the investors at a per share purchase price of $2.00, resulting in approximately $650,000 in aggregate proceeds to the Company. The Warrants have a three-year term, become exercisable six months after the date of their issuance, and have an exercise price of $3.52 (subject to adjustment as set forth in the Warrants). None of the Securities have been registered under the Securities Act or any state securities laws and have been issued in reliance on an exemption from the registration requirements of the Securities Act afforded by Section 4(2) thereof and Regulation D promulgated thereunder, based on the lack of any general solicitation or advertising in connection with the sale of the Securities; the representation of each investor to the Company that it is an accredited investor (as that term is defined in Rule 501 of Regulation D) and that it is purchasing the Securities for its own account and without a view to distribute them; and the Company’s issuance of the Securities as restricted securities.

Pursuant to a securities purchase agreement entered into on June 26, 2012, on July 10, 2012 we received an aggregate of $1,200,000 in cash consideration from nine lenders in exchange for our issuance to such lenders of secured convertible promissory notes, or the Notes, in an aggregate principal amount of $1,333,000. We refer to such transaction herein as the “Bridge Loan”. Pursuant to the terms of the Notes and the other agreements (as amended) entered in connection with the Bridge Loan, or the Loan Agreements, all amounts owed thereunder became due and payable upon our closing of our underwritten public offering on September 17, 2012, and accordingly such amounts have been repaid in accordance with such terms. The Notes were secured by 575,000 shares of our common stock (later reduced to 500,000 shares pursuant to an amendment effective September 6, 2012), which shares were issued in the name of an escrow agent as additional collateral for the timely repayment of the Notes and have been cancelled pursuant to our full repayment of the Bridge Loan. The Notes were convertible into shares of our common stock at the option of the lenders if all amounts owed thereunder were not paid in accordance with the terms of the Notes and the other Loan Agreements. As further consideration to the lenders for the Bridge Loan in addition to our issuance of the Notes, we issued to each such lenders: (i) an aggregate amount of 54,878 shares of our common stock and (ii) warrants to acquire up to an aggregate amount of 128,046 shares of our common stock, which warrants have a four-year term, become exercisable six months after the date of their issuance, and currently have an as-adjusted exercise price equal to $1.023 per share (subject to certain additional adjustments as set forth in such warrants). Additionally, for services provided in conjunction with Bridge Loan, we issued to the placement agent for the Bridge Loan: (i) an aggregate amount of 625 shares of our common stock and (ii) warrants to acquire up to an aggregate amount of 4,374 shares of our common stock, which warrants have a four-year term, become exercisable six months after the date of their issuance, and currently have an as-adjusted exercise price equal to $1.023 per share (subject to certain additional adjustments as set forth in such warrants). The shares have not been, nor will they be, registered under the Securities Act or any state securities laws and have been issued in reliance on an exemption from the registration requirements of the Securities Act afforded by Section 4(2) thereof based on the representation of each investor that it was an accredited investor; the absence of general solicitations or advertising to market the securities; the sale and issuance of securities in each case to only one investor; and the issuance of the securities as restricted securities.

On June 4, 2012, the Company issued an aggregate of 250,000 shares of its common stock to three separate investors pursuant to separate agreements entered with each such investor on May 16, 2012, May 17, 2012 and May 23, 2012. The shares were sold at a price of $2.00 per share, resulting in approximately $500,000 in aggregate proceeds to the Company. The shares have not been, nor will they be, registered under the Securities Act or any state securities laws and have been issued in reliance on an exemption from the registration requirements of the Securities Act afforded by Section 4(2) thereof based on the representation of each investor that it was an accredited investor; the absence of general solicitations or advertising to market the securities; the sale and issuance of securities in each case to only one investor; and the issuance of the securities as restricted securities.

On April 10, 2012, the Company entered into a four-month agreement with a consultant for investor relations services. The Company issued 20,000 shares of its common stock, with a value of $45,000, for these services. Such shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act, based on the offering of such shares to only one investor and the lack of any general solicitation or advertising in connection with the sale of such shares; the representation of the investor to the Company that it was an accredited investor (as that term is defined in Rule 501 of Regulation D) and that it was purchasing the shares for its own account and without a view to distribute them; and our issuance of such shares as restricted securities.

On February 3, 2012, the Company issued a warrant, or the Warrant, to purchase 25,000 shares of its common stock at an exercise price of $3.608 per share to Wharton Capital Markets LLC, or Wharton, as partial consideration for Wharton’s assistance in arranging our agreements with Lincoln Park. The Warrant is exercisable no earlier than six months after the date of its issuance and expires on December 14, 2016, and may be exercised by Wharton with a cash payment or, in lieu thereof, by Wharton’s election to net exercise the Warrant under certain circumstances, as set forth in the Warrant. Neither the Warrant nor the shares to be issued upon exercise thereof are registered for sale or resale under the Securities Act and have been or will be issued in reliance on an exemption from registration under the Securities Act pursuant to Section 4(2) thereof based on the offering of such securities to one investor and the lack of any general solicitation or advertising in connection with such issuance and our issuance of such securities as restricted securities.

On October 24, 2011, the Company entered into a one-year agreement with a consultant for investor relations services and, on October 27, 2011 and pursuant to such agreement, issued to the consultant 18,750 shares of its common stock, with a value of $97,000, in exchange for such services. The shares were sold pursuant to an exemption from registration under Section 4(2) of the Securities Act, based on the offering of such shares to only one investor and the lack of any general solicitation or advertising in connection with the issuance; the representation of the investor to the Company that it was an accredited investor (as that term is defined in Rule 501 of Regulation D) and that it was purchasing such shares for its own account and without a view to distribute them; and the issuance of such shares as restricted securities.

On October 21 and 22, 2010, the Company entered into unregistered securities purchase agreements with eleven non-affiliated accredited investors and, on October 25, 2010 and pursuant to such agreements, the Company sold 135,000 shares of its common stock to such investors at a price of $17.60 per share for net proceeds to the Company of $2,376,000. The Company did not engage any underwriter or placement agent to assist with the sales, and therefore no underwriter discounts or commissions were paid. The shares sold in the financing represented approximately 3% of the Company’s outstanding common stock prior to the sale. The shares were sold in reliance on an exemption from registration under the Securities Act pursuant to Section 4(2) thereof and Regulation D promulgated thereunder, based on the offering of such shares to a limited number of investors and the lack of any general solicitation or advertising in connection with the issuance, the representation of the investors to the Company that they were accredited investors (as that term is defined in Rule 501 of Regulation D), and the issuance of such shares as restricted securities.

Item 16.  Exhibits and Financial Statement Schedules.

See the Exhibit Index of this Registration Statement, which follows the signature pages hereof and is incorporated herein by reference.

Item 17.  Undertakings.

The undersigned registrant hereby undertakes:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of El Cajon, State of California, on February 1, 2013.

PURE BIOSCIENCE, INC.

By:	/S/ Michael L. Krall
Name:	Michael L. Krall
Title:	President, Chief Executive Officer, Chairman and Director

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael L. Krall and Peter C. Wulff, and each or any one of them, his or her true and lawful attorney-in-fact, with the power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective amendments and post-effective amendments) to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael L. Krall	President, Chief Executive Officer, Chairman and Director	February 1, 2013
Michael L. Krall	(Principal Executive Officer)

/s/ Peter C. Wulff	Chief Financial Officer	February 1, 2013
Peter C. Wulff	(Principal Accounting and Financial Officer)

/s/ Dennis Brovarone	Director	February 1, 2013
Dennis Brovarone

/s/ John J. Carbone	Director	February 1, 2013
John J. Carbone

/s/ Paul V. Maier	Director	February 1, 2013
Paul V. Maier

/s/ Donna Singer	Director	February 1, 2013
Donna Singer

EXHIBIT INDEX

1.1	**	Form of Underwriting Agreement

2.1	(1)	Agreement and Plan of Merger, dated as of March 24, 2011, by and between Pure Bioscience and Pure Bioscience, Inc.

3.1	(2)	Certificate of Incorporation of Pure Bioscience, Inc.

3.1.1	(3)	Certificate of Amendment to Certificate of Incorporation of Pure Bioscience, Inc.

3.2	(4)	Bylaws of Pure Bioscience, Inc.

3.2.1	(5)	Amendment to Bylaws of Pure Bioscience, Inc.

4.1	(6)	Form of Investor Warrant

4.2	(7)	Form of Investor Warrant

4.3	(8)	Form of Investor Warrant

4.4	(9)	Form of Placement Agent Warrant

4.5	(10)	Warrant, dated February 3, 2012, issued by Pure Bioscience, Inc. to Wharton Capital Markets LLC

4.6	(11)	Form of Secured Convertible Promissory Note

4.7	(12)	Form of Common Stock Purchase Warrant

4.8	(13)	Form of Common Stock Purchase Warrant

4.9	(14)	Form of Underwriter Warrant

4.10	(15)	Warrant, dated as of January 25, 2013, issued by Pure Bioscience, Inc. to Morrison & Foerster LLP

5.1	**	Opinion of DLA Piper LLP (US)

10.1	(16)#	PURE Bioscience 2007 Equity Incentive Plan

10.2	(17)#	Amended and Restated Employment Agreement by and between Pure Bioscience and Michael L. Krall, dated October 12, 2009

10.3	(18)#	Employment Agreement by and between Pure Bioscience and Donna Singer, dated October 12, 2009

10.4	(19)	Sales Agreement, dated as of April 29, 2011, by and between Pure Bioscience, Inc. and C.K. Cooper & Company, Inc., and terminated as of December 14, 2011

10.5	(20)#	Employment Agreement by and between Pure Bioscience, Inc. and Craig Johnson, dated October 26, 2011

10.6	(21)#	Form of Indemnification Agreement

10.7	(22)#	Amendment to Amended and Restated Employment Agreement by and between Pure Bioscience, Inc. and Michael L. Krall, dated October 26, 2011

10.8	(23)#	Amendment to Employment Agreement by and between Pure Bioscience, Inc. and Donna Singer, dated October 26, 2011

10.9	(24)	Engagement Letter, dated December 8, 2011, by and between Pure Bioscience, Inc. and Wharton Capital Markets LLC

10.10	(25)	Securities Purchase Agreement, dated June 26, 2012, by and between Pure Bioscience, Inc. and each purchaser identified on the signature pages thereto

10.11	(26)	Security Agreement, dated June 26, 2012, by and between Pure Bioscience, Inc. and the holder of the Notes identified on the signature pages thereto

10.12	(27)	Stock Escrow Agreement, dated June 26, 2012, by and among Pure Bioscience, Inc., the holder of the Notes identified on Schedule I thereto and U.S. Bank National Association

10.13	(28)	Securities Purchase Agreement, dated June 29, 2012, among Pure Bioscience, Inc. and each purchaser identified on the signature pages thereto

10.14	(29)	Addendum to Transaction Documents, dated July 5, 2012, by and among Pure Bioscience, Inc. and each purchaser identified on the signature pages thereto

10.15	(30)	Settlement Agreement, effective July 9, 2012, among Pure Bioscience, Inc. Richmont Sciences, LLC, Richmont Holdings, Inc., Richmont Corporation, IV-7 Direct, LLC, and The Coalition to Save Pure

10.16	(31)	Second Addendum to Transaction Documents, dated August 20, 2012, by and between Pure Bioscience, Inc. and each purchaser identified on the signature pages thereto

10.17	(32)	Third Addendum to Transaction Documents, dated August 20, 2012, by and between Pure Bioscience, Inc. and each purchaser identified on the signature pages thereto

10.18	(33)#	Employment Agreement, effective November 5, 2012, by and between Pure Bioscience, Inc. and Peter C. Wulff

10.19	(34)	Letter Agreement, dated as of January 25, 2013, between Pure Bioscience, Inc., and Morrison & Foerster LLP

10.20	(35)	Promissory Note, dated as of January 25, 2013, in favor of Morrison & Foerster LLP

21.1	(36)	Subsidiaries of the registrant

23.1	*	Consent of Mayer Hoffman McCann P.C.

23.2	**	Consent of DLA Piper LLP (US) (contained in Exhibit 5.1)

24.1	*	Power of Attorney (contained on the signature page)

*	Filed herewith
**	To be filed by amendment or as an exhibit to a report pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act
#	Management contract or compensatory plan or arrangement

(1)	Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed with the SEC on March 25, 2011

(2)	Incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K, filed with the SEC on October 29, 2012

(3)	Incorporated by reference to Exhibit 3.1.1 to the Annual Report on Form 10-K, filed with the SEC on October 29, 2012

(4)	Incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K, filed with the SEC on October 29, 2012

(5)	Incorporated by reference to Exhibit 3.2.1 to the Annual Report on Form 10-K, filed with the SEC on October 29, 2012

(6)	Incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K, filed with the SEC on October 25, 2007

(7)	Incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K, filed with the SEC on May 22, 2009

(8)	Incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K, filed with the SEC on September 2, 2009

(9)	Incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K, filed with the SEC on October 25, 2007

(10)	Incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q filed with the SEC on March 16, 2012

(11)	Incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the SEC on June 29, 2012

(12)	Incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K filed with the SEC on June 29, 2012

(13)	Incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the SEC on July 6, 2012

(14)	Incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed with the SEC on September 13, 2012

(15)	Incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed with the SEC on January 31, 2013

(16)	Incorporated by reference to Exhibit 10.15.8 to the Annual Report on Form 10-K, filed with the SEC on October 14, 2008

(17)	Incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K, filed with the SEC on October 13, 2009

(18)	Incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K, filed with the SEC on October 13, 2009

(19)	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on April 29, 2011

(20)	Incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K, filed with the SEC on October 31, 2011

(21)	Incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K, filed with the SEC on October 31, 2011

(22)	Incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K, filed with the SEC on October 31, 2011

(23)	Incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K, filed with the SEC on October 31, 2011

(24)	Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K, filed with the SEC on December 15, 2011

(25)	Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC on June 29, 2012

(26)	Incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed with the SEC on June 29, 2012

(27)	Incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed with the SEC on June 29, 2012

(28)	Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC on July 6, 2012

(29)	Incorporated by reference to Exhibit 10.6 of the Current Report on Form 8-K/A filed with the SEC on July 13, 2012

(30)	Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC on July 12, 2012

(31)	Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC on September 14, 2012

(32)	Incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the SEC on September 14, 2012

(33)	Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC on November 8, 2012

(34)	Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC on January 31, 2013

(35)	Incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the SEC on January 31, 2013

(36)	Incorporated by reference to Exhibit 21.1 to the Annual Report on Form 10-K, filed with the SEC on October 13, 2009